Industrias Bachoco Announces First Quarter 2011 Results

CELAYA, Mexico, April 28, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, announced today its unaudited results for the first quarter of 2011, ended on March 31st, 2011. All figures have been prepared in accordance with Mexican GAAP. Following Mexican Accounting Principles, all data is presented in nominal Mexican pesos.

Highlights:

  Total sales for the first quarter of 2011 rose 1.9%  from the previous year
  Chicken sales rose 3.6% during 2011 compared with the same 2010's quarter
  EBITDA margin was 6.0% for 1Q11, compared to an EBITDA margin of 8.6% recorded in the same quarter of 2010
  Earnings per share in 1Q11 totaled Ps. 0.26 (USD$ 0.26 per ADS), compared to Ps. 0.46 (USD$0.46 per ADS) in the same period of 2010

CEO's Comments:

Rodolfo Ramos, Bachoco's CEO, stated, "The first quarter of 2011 was difficult for our Company. Our main challenge was to mitigate the negative impact caused by high prices of corn and soybean meal during this period, resulting in higher cost of sales.

"Our chicken business line was affected by a slightly lower demand due mainly to seasonal factors; despite this circumstance, we recorded increases in sales, when compared to the previous quarter.

"The margins for our eggs business line were affected due to a negative streak of oversupply, impacting volume, sales and prices for these products.

"Our balanced feed products, on the other hand, benefited from stable market conditions; we were able to achieve double-digit increases in both sales and volume sold. The swine business line was also very stable and was supported by a good balance between demand and supply.

"As a result of our successful hedging strategies, strong control of operating expenses, and the optimization of our products mix, we were able to soften the impact of having adverse conditions during this first quarter and keep achieving positive results.

"On a final note, the Company's Market Maker began its operations in January of this year, and as a result we have seen an increase in the liquidity of our shares trading in the Mexican Exchange. We are confident that this contract will contribute to a better performance of our shares in addition to the Company's strategy to reach its goals for 2011."

FIRST QUARTER 2011 RESULTS

Net Sales

Net sales during the first quarter amounted to Ps. 6,042.3 million, 1.9% above the Ps. 5,931.2 million reported in the same 2010 quarter. Market conditions were stable for chicken and swine business lines, while conditions improved for balanced feed line. However, results were partially offset by a large decrease in eggs products sales.

Net sales by business lines	1Q-2010 (%)	1Q-2011 (%)
Chicken	79.8	81.1
Eggs	10.1	8.1
Balanced feed	5.5	7.0
Swine	1.2	1.2
Other lines	3.4	2.5
Total Sales	100.0%	100.0%

Operating Results

Bachoco's gross profit for 1Q11 was Ps. 863.3 million, with a margin of 14.3%, below the Ps. 1,019.9 million and 17.2% margin reported in the same 2010 quarter. This result is attributed to a 5.5% increase in our cost of sales.

Bachoco's operating profit totaled Ps. 186.0 million, less than the operating profit of Ps. 342.0 million recorded in the first quarter of 2010. The operating margin for 1Q11 was 3.1%, compared to an operating margin of 5.8% in 1Q10.

EBITDA for the 1Q11 amounted to Ps. 362.5 million, with a 6.0% margin, below the Ps. 511.9 million and 8.6% margin reported in the same 2010 period.

Comprehensive Financial Result

During the first quarter of 2011, we recorded a financial income of Ps. 29.3 million, compared with a comprehensive financial cost of Ps. 2.9 million recorded in the same quarter of 2010. The result is mainly attributed to gains in interest income.

Taxes

Total taxes for the first quarter of 2011 were Ps. 31.0 million.

Net Majority Income

Net majority income for the first quarter of 2011 totaled PS. 154.0 million, or Ps. 0.26 per share (US$0.26 per ADS), compared to a net majority income of Ps. 274.9 million, or Ps. 0.46 per share (US$0.46 per ADS) reported in the same 2010 period.

Balance Sheet

Total cash and cash equivalents amounted to Ps. 4,465.7 million as of March 31, 2011, compared to Ps. 2,851.9 million at the end of the first quarter of 2010. The total debt outstanding for the same period was Ps. 609.9 million compared to Ps. 863.4 million as of March 31, 2010.

Capital Expenditures

The CAPEX of first quarter 2011 amounted to Ps. 75.5 million, and was entirely financed with internally generated resources.

FIRST QUARTER RESULTS BY BUSINESS LINES

Chicken

Sales of chicken products for the 1Q11 increased 3.6%, compared to the same 2010 quarter. The balance between supply and demand was stable, with a slight slowdown trend by the middle of the quarter.

Eggs

Sales of table eggs products decreased by 18.2% during this period of 2011, as egg prices decreased 9.9% and volume fell by 9.2%. These figures are a reflection of a large oversupply period observed within the industry.

Balanced Feed

Our balanced feed sales had an improvement from the same quarter of 2010. Sales increased 29.7% as a result of 5.9% increase in prices and a 22.5% increase in volume sold. Market conditions for these products were favorable during this period. Despite the positive performance observed, this business line was also largely affected by increases in corn and soybean meal prices.

Swine

This business line was stable during the first quarter. Sales rose 6.4%, as swine prices increased 4.6% and volume sold rose 1.7% in the period.

Other Lines

Sales of other lines recorded a decrease, 24.4% lower when compared with the same quarter of 2010, as sales of by-products declined.

Exhibits:

A.- Consolidated Balance Sheet

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2011(1)	2011(2)		2010(2)
		As of March 31,		As of March 31,
ASSETS
Cash and cash equivalents	$376	Ps	4,466	Ps	2,852
Total accounts receivable	112		1,333		1,495
Inventories	357		4,239		4,278
Other current assets	-		-		-
Total current assets	844		10,038		8,625
Net property, plant and equipment	884		10,508		10,812
Other non current assets	31		373		417
TOTAL ASSETS	$1,759	Ps	20,918	Ps	19,853

LIABILITIES
Notes payable to banks	12		142		611
Accounts payable	112		1,337		1,441
Other taxes payable and other accruals	27		324		446
Total current liabilities	152		1,803		2,498
Long-term debt	39		468		253
Labor obligations	10		119		91
Deferred income taxes and others	168		2,003		2,096
Total long-term liabilities	218		2,589		2,441
TOTAL LIABILITIES	$369	Ps	4,392	Ps	4,938

STOCKHOLDERS' EQUITY
Capital stock	193		2,295		2,295
Paid-in capital	63		745		745
Reserve for repurchase of shares	13		157		159
Retained earnings	1,104		13,122		11,389
Net majority income of the year	13		154		275
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,385		16,473		14,863
Minority interest	4		53		51
TOTAL STOCKHOLDERS' EQUITY	1,390		16,526		14,914
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,759	Ps	20,918	Ps	19,853
(1) For reference, in millions of U.S. dollars using an exchange rate of $11.89
Source: Mexico's National Bank, as of March 31, 2011.
(2) Millions of Mexican nominal pesos

B.- Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-
	FIRST QUARTER
	U.S.D.	Mexican Pesos
	2011(1)	2011(2)		2010(2)

Net sales	$508	Ps	6,042	Ps	5,931
Cost of sales	436		5,179		4,911
Gross profit (loss)	73		863		1,020
Selling, general and administrative expenses	57		677		678
Operating income (loss)	16		186		342
Other income (expense) net	(2)		(29)		(1)
Comprehensive financing (cost) income	2		29		(3)
Interest income	4		51		34
Interest expense and financing expenses	(1)		(12)		(19)
Foreign exchange gain (loss), net	(0)		(3)		4
Other financial income (expense) net	(1)		(7)		(22)
Income before income tax, asset tax	16		186		338
Total income taxes	3		31		62
Income tax, asset tax	9		106		46
Deferred income taxes	(6)		(75)		17
Net income	$13	Ps	155	Ps	276
Minority net income	0		1		1
Majority net income	13		154		275
weighted average shares outstanding (in thousands)	0		0		0
Net majority Income per share (in U.S.D per ADS)	0.26		0.26		0.46
(1) For reference, in millions of U.S. dollars using an exchange rate of $11.89
Source: Mexico's National Bank, as of March 31, 2011.
(2) Millions of Mexican nominal pesos

C.- Consolidated Statement Cash Flow

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
		Mexican Pesos
	U.S.D.	2011(2)		2010(2)
	2011(1)	As of March 31,		As of March 31,

NET MAJORITY INCOME BEFORE INCOME TAX	$211	Ps.	2,512	Ps.	1,230
ITEMS THAT DO NOT REQUIRE CASH:	(12)		(148)		(33)
ITEMS RELATING TO INVESTING ACTIVITIES:	18		213		162
Depreciation and others	15		177		170
Income (loss) on sale of plant and equipment	3		37		(7)
Other Items	(0)		(1)		(1)
ITEMS RELATING TO FINANCING ACTIVITIES:	5		63		53
Interest income (expense)	1		12		19
Other Items	4		51		34

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$222	Ps.	2,640	Ps.	1,413

CASH GENERATED OR USED IN THE OPERATION:	(7)		(81)		77
Decrease (increase) in accounts receivable	10		117		68
Decrease (increase) in inventories	25		295		235
Decrease (increase) in accounts payable	(25)		(296)		(280)
Decrease (increase) in other liabilities	(17)		(198)		54

NET CASH FLOW FROM FINANCING ACTIVITIES	$215	Ps.	2,559	Ps.	1,489

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	7		89		(142)
Acquisition of property, plant and equipment	(6)		(76)		(61)
Proceeds from sales of property plant and equipment	(5)		(58)		(4)
Other Items	19		223		(78)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$223	Ps.	2,648	Ps.	1,347

FINANCING ACTIVITIES

Net cash provided by financing activities:	(3)		(33)		(99)
Proceeds from loans	0		3		226
Principal payments on loans	(3)		(40)		(326)
Dividends paid	-		-		-
Other items	0		4		1

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	24		288		349

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	351		4,177		2,503

CASH AND INVESTMENTS AT END OF PERIOD	$376	Ps.	4,466	Ps.	2,852

(1) For reference, in millions of U.S. dollars using an exchange rate of $11.89
Source: Mexico's National Bank, as of March 31, 2011.
(2) Millions of Mexican nominal pesos

D.- Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2011 Quarter: 1
Table 1
Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required
			1Q-2011	4Q-2010	1Q-2011	4Q-2010

Put spread, knock out forwards and puts.	Hedge and negotiation	$ 309,140	$11.89	$ 12.37	$ 5,830	$ 33	94% 2011 and 6% 2012

Futures for corn and Soybean meal	Hedge	$ 67,555	Corn:$6.9325 USD/bushel for May 2011 and $7.0100 USD/bushel for July 2011 . Soybean meal: $370.70 USD/ton for May 2011 and $375.10 USD/ton for July 2011.	Corn:$6.2900 USD/bushel for March 2011, $6.3650 USD/bushel for May 2011 and $6.4000 USD/bushel for July 2011 . Soybean meal: $373.90 USD/ton for March, $374.50 USD/ton for March 2011 and $374.80 USD/ton for July 2011.	$ 3,319	$ 5,341	2011	The deals consider the possibility of margin calls but not another kind of guarantee

Options for corn and Soybean meal	Hedge and negotiation	$ 35,141			$ 141	$ 1,811	2011

None of the financial instruments exceed 5% of total assets as of March 31, 2011.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of March 31, 2011 at the exchange rate of Ps.11.89 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2011 Quarter: 1
Table 2
Type of Financial Instrument	Reasonable Value as of March 31, 2011	Value of the Related Commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Put spread, knock out forwards and puts*	$ 5,830	$11.59	$ 12.19	$ 12.48	Direct	$ 802	$ 16,431	$ 23,835

		-5%	5%	10%		-5%	5%	10%

Futures for corn and,	$ 3,319	$ 6.5859	$ 7.2791	$ 7.6258		-$ 59	$ 6,697	$ 10,074
Soybean		$ 352.17	$ 389.24	$ 407.77
					The effect will materialize as the inventory is consumed

Options for corn and Soybean meal**	$ 141					-$ 1,997	$ 2,218	$ 3,280

A negative value means an unfavorable effect for the Company.
* The reference value is the exchange rate of Ps. $11.89 per USD as of March 31, 2011
** The reference value is the Futures of corn for May 2011, $6.9325 USD/bushel and Soybean meal for May 2011, $370.70 USD/ton.
Note: even when table set above shows corn and soybean prices for contracts of May 2011, the effect on the cash flow corresponds to the total positions effects.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco